UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 30, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – Palomar Heights Builder, LLC

On June 30, 2021, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $33,500,000 (the “PHB Senior Loan”). The Borrower, Palomar Heights Builder, LLC, a Delaware limited liability company (“PHB”), used the loan proceeds to acquire 602,870 square feet of land generally located at 555 E Valley Parkway, Escondido, CA 92025 (the “PHB Property”). An affiliate of PHB, obtained entitlements for 510 residential units in January of 2021. PHB intends to demolish all of the current structures at the property — which currently consists of a hospital and ancillary structures —, adjust several lot lines, and then sell the entitled site to developers.

PHB is managed by the principal of Integral Communities, Craig Manchester. Integral Communities has completed approximately 30 projects totaling roughly 6,000 for-sale lots and 2,300 multifamily units. The projects are valued in excess of $1 billion.

The PHB Property is composed of twelve (12) parcels, all of which currently contain improvements to the hospital, parking structures, and the other ancillary structures related to the hospital’s operations.

The PHB Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, June 30, 2022 (the “PHB Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the PHB Senior Loan amount.

PHB has the ability to extend the PHB Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and PHB will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Guarantor, The Eugene and Maxine Rosenfeld Family Trust, provided customary springing, bad boy carve-out, and completion guarantees.

As of its closing date, the PHB Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 71.0%. The LTV ratio is the amount of the PHB Senior Loan, divided by the June 2021, third-party appraised value of the PHB Property. There can be no assurance that such value is correct.

The PHB Property is located in Escondido, CA, within the San Diego MSA. The PHB Property is approximately 31 miles north of San Diego and is within close proximity to parks, shops, restaurants and the employment centers around Downtown Escondido, La Jolla and San Diego.

As the PHB Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 7, 2021